BB

KW 4/8

UNITEDSTATI
SECURITIESANDEXCHANG.
Washington, D.C. 20549

11021898

B APPROVAL	
mber:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 29 2011

Washington, DC 110

SEC FILE NUMBER
8-23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Corporate Park #160
(No. and Street)

Irvine CA 92606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry F. Beltramo 949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lai, Jerry T.
(Name – *if individual, state last, first, middle name*)

20 Corporate Park #135 Irvine CA 92606
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/22

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA LYNN BYRNE
Commission # 1866637
Notary Public - California
Orange County
My Comm. Expires Oct 27, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2010 and December 31, 2009

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA

AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc. (a California corporation), as of December 31, 2010 and 2009, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Jerry T. Lai, CPA, MBA
An Accountancy Corporation
Irvine, California
March 25, 2011

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Regency Securities, Inc.
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of Regency Securities, Inc. (the Company) for the year ended December 31, 2010, I considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rules 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for information and use of Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

Jerry T. Lai, CPA, MBA
An Accountancy Corporation
March 25, 2011
Irvine, California

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

		December 31,		
Current assets:		2010		2009
Cash	$	15,113	$	15,063
Interest receivable		-		16
Commissions and asset management fee receivable		-		1,321
Total current assets		15,113		16,400
Property and Equipment, net		795		1,023
Total assets	$	15,908	$	17,423

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:				
Accrued expenses	$	56	$	2,362
Commissions payable		-		1,123
Total liabilities		56		3,485
Stockholder's equity:				
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares		10,000		10,000
Retained earnings		5,852		3,938
Total stockholder's equity		15,852		13,938
Total liabilities and stockholder's equity	$	15,908	$	17,423

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31, 2010	For the years ended December 31, 2009
REVENUES:		
Solicitor's fee income	$ 2,219,662	$ 1,702,269
Commission income	485,696	443,239
Registration fees	1,641	2,707
Administration fee income	200	240
Interest income	24	127
Capital Gain	1,332	-
Refund of Commission	-	(33,506)
	2,708,555	2,115,076
EXPENSES:		
Commission expense	2,349,385	1,860,509
Other operating expenses	274,956	172,465
	2,624,341	2,032,974
INCOME BEFORE INCOME TAXES	84,214	82,102
Income taxes	-	2,666
NET INCOME	84,214	79,436
RETAINED EARNINGS, BEGINNING OF YEAR	3,938	7,402
Dividends	(82,300)	(82,900)
RETAINED EARNINGS, END OF YEAR	$ 5,852	$ 3,938

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 84,214	$ 79,436
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	227	114
(Increase) Decrease in:		
Interest receivable	16	17
Fee receivable	1,321	(913)
Property & Equipment	-	(1,136)
Increase (Decrease) in:		
Accrued expenses	(2,306)	2,306
Commissions payable	(1,123)	(33,448)
Net cash provided in operating activities	82,349	46,376
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(82,300)	(82,900)
Net cash used by Finacing activities	(82,300)	(82,900)
NET INCREASE (DECREASE) IN CASH	49	(36,524)
CASH AT BEGINNING OF PERIOD	15,064	51,588
CASH AT END OF PERIOD	$ 15,113	$ 15,064
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ -	$ 2,666

See notes to financial statements.

1. Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

The Company conducts operations as a broker-dealer.

2. Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The California Franchise tax was paid in the amount of $0 and $2,666 for 2010 and 2009 respectively.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant. No bad debt expense incurred in 2010 or 2009.

3. Property and Equipment:

Property and equipment at December 31, 2010 and 2009 is summarized as follows:

	2010	2009
Computer	$ 3,225	$ 3,225
Office equipment	40	40
	3,265	3,265
Less accumulated depreciation	(2,469)	(2,242)
	$ 795	$ 1,023

4. Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. On December 31, 2010, future minimum payments under this non-cancelable lease agreement for the year ending December 31, 2011 were $9,485.

5. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

	2010	2009
Salary paid for office administration	$ 84,000	$ 84,000
	$ 84,000	$ 84,000

6. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2010 the Company had excess net capital of $10,852 and indebtedness of $56 and at December 31, 2009 the Company had excess net capital of $8,938 and indebtedness of $3,485.

7. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from $20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

8. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

9. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2010	2009
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 3,938	$ 7,402
Net income	84,214	79,436
Dividends	(82,300)	(82,900)
Retained earnings, end of year	$ 5,852	$ 3,938

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2010	December 31, 2009
Minimum net capital required 6 2/3% of aggregate indebtedness of $56 (2010); $3,485 (2009)	$ 4	$ 232
Minimum dollar net capital requirement of broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital $15,852-$5,000 (2010); $13,938-$5,000 (2009)	$ 10,852	$ 8,938

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2010	December 31, 2009
Total ownership equity	$ 15,852	$ 13,938
Less non-allowable assets	(795)	(1,039)
Total capital	15,057	12,899
Net capital before haircuts on securities positions	15,057	12,899
Net capital	$ 15,057	$ 12,899

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31, 2010	December 31, 2009
Net capital per FOCUS part IIA report	$ 15,057	$ 12,917
Less:		
Interest receivable	-	(16)
Rounding	-	(2)
Net capital reported under Rule 15c3-1	$ 15,057	$ 12,899

See notes to financial statements.

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Regency Securities, Inc.
20 Corporate Park Suite 160
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Regency Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluation Regency Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Regency Securities Inc.'s management is responsible for the Regency Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check register), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (9SIPC-6, focus reports, general ledger), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC-6, focus reports, general ledger), supporting the adjustments noting no differences, and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jerry T. Lai, CPA, MBA
An Accountancy Corporation
Irvine, California
March 25, 2011